UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549


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                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                       PURSUANT TO RULE 13A-16 OR 15D-16
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                                 August, 2007

                                Barclays PLC and
                               Barclays Bank PLC
                             (Names of Registrants)

                               1 Churchill Place
                                London E14 5HP
                                    England
                    (Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.


                           Form 20-F x     Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.


                                  Yes     No x

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):


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This Report is a joint Report on Form 6-K filed by Barclays PLC and Barclays
Bank PLC. All of the issued ordinary share capital of Barclays Bank PLC is owned by Barclays PLC.

This Report comprises:

Information given to The London Stock Exchange and furnished pursuant to General Instruction B to the General Instructions to Form 6-K.


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                                 EXHIBIT INDEX


Statement re Share Buy Backs - 02 August 2007


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                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, each of the registrants has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                                     BARCLAYS PLC
                                                     (Registrant)

Date: August 02, 2007                              By:   /s/ Patrick Gonsalves
                                                         ----------------------
                                                         Patrick Gonsalves
                                                         Deputy Secretary

                                                     BARCLAYS BANK PLC
                                                     (Registrant)


Date: August 02, 2007                              By:   /s/ Patrick Gonsalves
                                                         ----------------------
                                                         Patrick Gonsalves
                                                         Joint Secretary

This document shall not constitute an offer to sell or buy or the solicitation of an offer to buy or sell any securities, nor shall there be any sale or purchase of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

                                                                 2nd August 2007

                                  BARCLAYS PLC

                              For immediate release

    BARCLAYS ANNOUNCES FURTHER DETAILS OF SHARE BUYBACK OF UP TO GBP2.4 BILLION

Further to its announcement of 23 July 2007, the Board of Directors of Barclays PLC ("Barclays") today announces that, having received the relevant regulatory clearances, Barclays intends to commence its share buyback programme on 6 August 2007.

The buyback programme will be executed by an independent third party broker, which will make its trading decisions in relation to Barclays shares independently of, and uninfluenced, by Barclays.

Barclays will issue 201.4 million new Barclays ordinary shares to China Development Bank or its nominee(s) and 135.4 million new Barclays ordinary shares to Temasek Holdings (Private) Limited ("Temasek") or its nominee(s) at a price of GBP7.20 per share on 14 August 2007. The total proceeds from the issuance of Barclays shares to China Development Bank and Temasek on 14 August 2007 will amount to GBP2.4 billion and this amount is unconditionally committed Barclays intends to immunise the dilutive effect of this unconditional new issuance for its existing shareholders by the commencement of a share buyback programme of up to GBP2.4 billion. The buyback programme is expected to last up to four months, part of which will be during the period in which its revised offer (the "Offer") for ABN AMRO Holding N.V. remains open for acceptances (as it may be extended from time to time, the "Offer Period").

The buyback programme will be conducted in full compliance with applicable UK and Dutch laws and regulations. In view of the circumstances, and following consultation with the relevant regulators, Barclays has decided to impose significantly more restrictive limits on the buyback programme than would otherwise be applicable under the relevant UK and Dutch regulation.

The Staff of the Division of Market Regulation of the U.S. Securities and Exchange Commission (the "SEC") has confirmed that it will not recommend that the SEC take enforcement action against Barclays if Barclays conducts the buyback programme in compliance with applicable U.K. and Dutch laws and regulations and on the terms summarised below.

Barclays has today delegated authority to execute the share buyback programme to JPMorgan Cazenove under which the objective shall be to purchase the Barclays shares as cheaply as possible on any trading day. Barclays has issued irrevocable instructions under which:

   -Pursuant to the buyback programme, JPMorgan Cazenove has been instructed to repurchase a number of Barclays shares equal to the lesser of: (1) such number of Barclays shares as will be issued to China Development Bank and Temasek in the unconditional portion of their subscriptions (336.8 million shares) and (2) such number of Barclays shares as JPMorgan Cazenove is able to acquire using the proceeds from the unconditional subscription by China Development Bank and Temasek (GBP2.4 billion).

   -No purchases of shares will be made in the period 10 trading days prior to the expiration of the then current Offer Period.

   -Purchases under the buyback programme will not be (1) the opening purchase or (2) effected during the 30 minutes before the scheduled close of the trading session on the London Stock Exchange.

   -The maximum daily volume of purchases will be the lesser of (1) 25% of the average daily trading volume in Barclays shares for the calendar month of June 2007 (the last full month prior to the announcement of the buyback programme) and (2) 10% of the average daily trading volume in Barclays shares for the 20 regular trading days immediately preceding the date of the purchase.

   -Purchases will be subject to a cap on price equal to the higher of (1) the last independent trade on the London Stock Exchange and (2) the highest current independent bid for Barclays shares as reported on the London Stock Exchange. In addition, an absolute price limit of GBP8.50 per share has been imposed by Barclays.

   -All of the purchases will be executed on the London Stock Exchange. None of the purchases under the buyback programme will be executed in the United States or through the facilities of a U.S. securities exchange.

   -Barclays will retain the discretion to terminate the buyback programme but will not then be able to give instruction to resume the buyback programme during the Offer Period.

The irrevocable instruction to JPMorgan Cazenove ends on 30 November 2007. Purchases of shares under the buyback programme will be made pursuant to Barclays existing shareholder authority to make market purchases of its own shares granted at the Annual General Meeting held on 26 April 2007. All shares purchased under the buyback programme shall be cancelled.

Any purchase of shares made by Barclays or on its behalf following commencement of the buyback programme will be notified to a Regulatory Information Service as soon as possible and no later than 7.30am on the following business day in accordance with the requirements of Listing Rule 12.4.

Enquiries:

Barclays

ANALYSTS AND INVESTORS

Mark Merson                           +44 (0) 20 7116 5752
James S Johnson                       +44 (0) 20 7116 2927

MEDIA

Stephen Whitehead                     +44 (0) 20 7116 6060
Alistair Smith                        +44 (0) 20 7116 6132

About Barclays
Barclays is a major global financial services provider engaged in retail and commercial banking, credit cards, investment banking, wealth management and investment management services with an extensive international presence in Europe, the USA, Africa and Asia. It is one of the largest financial services companies in the world by market capitalisation. With over 300 years of history and expertise in banking, Barclays operates in over 50 countries and employs 123,000 people. Barclays moves, lends, invests and protects money for over 27 million customers and clients worldwide. For further information about Barclays, please visit our website www.barclays.com.

Other Information
This announcement shall not constitute an offer to buy sell or issue or the solicitation of an offer to buy, sell or issue any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

This announcement has been issued by and is the sole responsibility of Barclays. No representation or warranty express or implied, is or will be made as to, or in relation to, and no responsibility or liability is or will be accepted by any other person as to or in relation to, the accuracy or completeness of this announcement or any other written or oral information made available to or publicly available to any interested party or its advisers, and any liability therefore is expressly disclaimed.

The distribution of this announcement, the offering of the new Barclays ordinary shares pursuant to the Offer to persons not resident in the United States, the Netherlands and the United Kingdom may be affected by the laws of the relevant jurisdictions (the "Restricted Jurisdictions"). No action has been taken by Barclays or any other person that would permit an offering of such shares or possession or distribution of this announcement or any other offering or publicity material relating to such shares in any jurisdiction where action for that purpose is required. Persons into whose possession this announcement comes are required by Barclays to inform themselves about, and to observe, any applicable requirements.

The Offer will not be made, directly or indirectly, in any Restricted Jurisdiction unless by means of lawful prior registration or qualification under the applicable laws of the Restricted Jurisdiction, or under an exemption from such requirements. Accordingly, copies of this announcement, including the appendices, are not being, and must not be, mailed or otherwise distributed or sent in, into or from such Restricted Jurisdiction into which the same would be unlawful. Persons receiving this announcement (including, without limitation, custodians, nominees and trustees) must not distribute, mail or send it in, into or from any Restricted Jurisdiction, and so doing may render any purported acceptance of the Offer invalid.

Future SEC Filings and this Filing: Important Information
In connection with the proposed business combination transaction between ABN AMRO and Barclays, Barclays has filed with the U.S. Securities and Exchange Commission ("SEC") a Registration Statement on Form F-4 ("Form F-4"), which includes a preliminary version of the Barclays offer document/prospectus. The Form F-4 has not yet become effective. Barclays expects that it will also file with the SEC a Statement on Schedule TO and other relevant materials. In addition, ABN AMRO expects that it will file with the SEC a Recommendation Statement on Schedule 14D-9 and other relevant materials. Following the Form F-4 being declared effective by the SEC, Barclays intends to mail the final offer document/prospectus to holders of ABN AMRO ordinary shares located in the United States and Canada and to holders of ABN AMRO ADSs wherever located.

Such final offer document/prospectus, however, is not currently available. INVESTORS ARE URGED TO READ THE FINAL OFFER DOCUMENT/PROSPECTUS AND ANY DOCUMENTS REGARDING THE POTENTIAL TRANSACTION IF AND WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.

Investors will be able to obtain a free copy of the Form F-4, the final offer document/prospectus and other filings without charge, at the SEC's website (www.sec.gov) if and when such documents are filed with the SEC. Copies of such documents may also be obtained from ABN AMRO and Barclays without charge, if and when they are filed with the SEC.

Forward-looking Statements
This document contains certain forward-looking statements with respect to certain of Barclays plans and their current goals and expectations relating to their future financial condition and performance and which involve a number of risks and uncertainties. Barclays caution readers that no forward-looking statement is a guarantee of future performance and that actual results could differ materially from those contained in the forward-looking statements. These forward-looking statements can be identified by the fact that they do not relate only to historical or current facts. Forward-looking statements sometimes use words such as 'aim', 'anticipate', 'target', 'expect', 'estimate', 'intend', 'plan', 'goal', 'believe', or other words of similar meaning. Examples of forward-looking statements include, among others, statements regarding the consummation of the business combination between ABN AMRO and Barclays within the expected timeframe and on the expected terms (if at all), the benefits of the business combination transaction involving ABN AMRO and Barclays, including the achievement of synergy targets, ABN AMRO's and Barclays future financial position, income growth, impairment charges, business strategy, projected costs and estimates of capital expenditure and revenue benefits, projected levels of growth in the banking and financial markets, the combined group's future financial and operating results, future financial position, projected costs and estimates of capital expenditures, and plans and objectives for future operations of ABN AMRO, Barclays and the combined group and other statements that are not historical fact. Additional risks and factors are identified in ABN AMRO and Barclays filings with the SEC including ABN AMRO and Barclays Annual Reports on Form 20-F for the fiscal year ending December 31, 2006, which are available on ABN AMRO's website at www.abnamro.com and Barclays website at www.barclays.com respectively, and on the SEC's website at www.sec.gov.

Any forward-looking statements made by or on behalf of ABN AMRO and Barclays speak only as of the date they are made. ABN AMRO and Barclays do not undertake to update forward-looking statements to reflect any changes in expectations with regard thereto or any changes in events, conditions or circumstances on which any such statement is based. The reader should, however, consult any additional disclosures that ABN AMRO and Barclays have made or may make in documents they have filed or may file with the SEC.

Nothing in this announcement is intended, or is to be construed, as a profit forecast or to be interpreted to mean that earnings per ABN AMRO or Barclays share for the current or future financial years, or those of the combined group, will necessarily match or exceed the historical published earnings per ABN AMRO or Barclays share.